November 1, 2010

Ryan C. Larrenaga One Financial Center Boston, MA 02111 (617) 772-3743

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Patsy Mengiste

Re: Columbia Funds Series Trust (the “Registrant”); File No. 811-09645

Dear Ms. Mengiste:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganizations of:

1)	the RiverSource Short Duration U.S. Government Fund series of RiverSource Government Income Series, Inc. (File No. 811-04260) into the Columbia Short Term Bond Fund series of the Registrant;

2)	the Columbia Asset Allocation Fund series and the Liberty Fund series of Columbia Funds Series Trust I, and the Columbia Asset Allocation Fund II series of the Registrant into the Columbia LifeGoal Balanced Growth Portfolio series of the Registrant; and

3)	the Columbia Portfolio Builder Total Equity Fund series of RiverSource Market Advantage Series, Inc.
(File No. 811-05897) into the Columbia LifeGoal Growth Portfolio series of the Registrant (collectively, the “Reorganizations”).

The Registration Statement is proposed to become effective on the thirtieth day after the date upon which it is filed pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust